Exhibit 8.01 (a)

VSB Bancorp, Inc.

Announces Its Second Stock Repurchase Program

Contact Name:
Ralph M. Branca
President & CEO
(718) 979-1100

          Staten Island, New York April 21, 2009. VSB Bancorp, Inc. (the “Company”) (NASDAQ Global Market: VSBN), the holding company for Victory State Bank, announced today that its Board of Directors has authorized the Company’s second Rule 10b5-1 stock repurchase program for the repurchase of up to 100,000 shares of the Company’s common stock. The Company had previously announced a repurchase program for 100,000 shares of its common stock on September 2, 2008, and as of today, 94,643 shares have been repurchased under that program. The second stock repurchase program, will commence upon the completion of the first program, which is expected to occur shortly, subject to market conditions.

          The Company currently has 1,829,241 shares of its common stock outstanding, and when and if the first repurchase program is completed, the Company will have 1,823,884 shares outstanding, subject to possible future events such as the discretionary exercise of outstanding stock options. Based upon that projected number of shares outstanding, the second repurchase program will represent up to 5.5% of the Company’s outstanding common stock as of the commencement of the second repurchase program. Purchases under the program will be made through open market transactions, negotiated block transactions or otherwise. The repurchase program will be undertaken and administered in accordance with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended. The Company has once again selected Janney Montgomery Scott as its broker to effectuate the repurchase program.

          Joseph J. LiBassi, Chairman of VSB Bancorp, Inc., stated, “The implementation of this second stock repurchase plan demonstrates our commitment to finding ways to increase shareholder value.” Raffaele (Ralph) M. Branca, President & CEO of VSB Bancorp, Inc., stated, “In this tough economic climate where capital is a premium, we have been able to pay off our trust preferred obligation, we have paid six consecutive cash dividends, we expect to soon complete our existing stock repurchase program, and we have now announced an intention to begin a new stock repurchase plan. We have done this without having to ask the U.S. Treasury for capital support from taxpayer dollars. We believe this is a clear demonstration of the financial strength of our Company and our commitment to our shareholders.”

          This release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on current expectations, estimates and projections about the Company’s and the Bank’s industry, and management’s beliefs and assumptions. Words such as anticipates, expects, intends, plans, believes, estimates and variations of such words and expressions are intended to identify forward-looking statements. Such statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to forecast. Therefore, actual results may differ materially from those expressed or forecast in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information or otherwise.